UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung
Name:	Paul Keung
Title:	Chief Financial Officer

Date: September 28, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Taomee Announces Extension of Share Repurchase Plan

(Shanghai, China –September 28, 2012) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today announced that its Board of Directors approved the extension of the Company’s previous share repurchase plan dated November 22, 2011 for another 12 months from November 23, 2012 to November 23, 2013. Upon such extension, Taomee is authorized, but not obligated, to continue to repurchase, through open market purchase or privately negotiated transactions, up to the remaining balance of the US$10 million worth of outstanding American Depositary Shares (“ADSs”) representing the ordinary shares of Taomee over the next 12 months, depending on market conditions, share price and other factors, subject to relevant rules and regulations under the U.S. securities laws.

The share repurchase plan will be funded by the Company’s free cash flow as well as existing working capital. As of June 30, 2012, the Company had cash and cash equivalents of approximately US$122.0 million.

About Taomee:

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Na You

Taomee Holdings Limited

+86-21-61280056-8578

ir@taomee.com

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